UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on March 15, 2019 (as amended on April 4, 2019, the “Original Schedule 13D”) with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 constitutes an exit filing for the Reporting Person.

The Schedule 13D filings of the Other Shareholders and amendments thereto are incorporated herein to the extent required by law.

Item 4.	Purpose of Transaction.

On April 22, 2019, the Reporting Person and each of the Other Shareholders terminated the Investor Agreement pursuant to its terms as well as their status as a “group” with respect to the Shares for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person reserves the right in the future to take any and all actions with respect to the Company or any interest in it, which could include any matter listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 69331C108

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member